
07001594


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH. D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-20557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walter J. Dowd, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, Suite 3501
(No. and Street)

New York,	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Berger 212-847-2477
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yodice and Company, P.C.
(Name – *if individual, state last, first, middle name*)

1259 Route 46, Bldg. 1	Parsippany,	NJ	07054-4996
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael Berger**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Walter J. Dowd, Inc.**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Chief Financial Officer

Title



FRANK REITZ
NOTARY PUBLIC OF NEW JERSEY
COMMISSION EXPIRES 8/17/2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietor's Capital
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and under the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

INDEX

Yodice and Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1259 Route 46 • Parsippany, New Jersey 07054
(973) 263-8228 FAX: (973) 263-2515

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Walter J. Dowd, Inc.
60 Broad Street, Suite 3501
New York, NY 10004

We have audited the accompanying statement of financial condition of Walter J. Dowd, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walter J. Dowd, Inc. at December 31, 2006, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information, as well as the information contained in Schedule 4, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yodice and Company, P.C.
Yodice and Company, P.C.
Parsippany, New Jersey

February 20, 2007

WALTER J. DOWD, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$ 264,230	
Due from Clearing Brokers	180,501	
Commissions Receivable	596,163	
Securities	11,422	
Prepaid Expenses and Other Current Assets	122,941	
Total Current Assets		$ 1,175,257
NON-CURRENT ASSETS:		
Commodity Exchange Membership	10,000	
Security Deposit	12,629	
Furniture and Equipment - Net of Accumulated Depreciation of $67,518	16,147	
		38,776
		$ 1,214,033

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$ 386,300	
Deferred Taxes Payable	43,400	
Total Current Liabilities		$ 429,700
COMMITMENT		
STOCKHOLDERS' EQUITY:		
Common Stock, No Par Value 200 Shares Authorized, 35 Shares Issued and 25 Shares Outstanding	201,000	
Additional Paid-In Capital	514,674	
Retained Earnings	443,659	
Less: Treasury Stock, 10 Shares at Cost	(375,000)	
		784,333
		$ 1,214,033

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUE; Commissions	$ 7,966,473
EXPENSES:	
Floor Brokerage Exchange and Clearance Charges	1,343,231
Other Operating Expenses (Schedule 4)	6,962,224
	8,305,455
(LOSS) FROM OPERATIONS	(338,982)
OTHER INCOME; Interest and Dividends	12,823
(LOSS) BEFORE INCOME TAXES	(326,159)
INCOME TAXES	18,970
NET (LOSS)	($ 345,129)

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2006	$ 201,000	$ 514,674	$ 788,788	($ 375,000)	$ 1,129,462
Net (Loss)	-	-	(345,129)	-	(345,129)
Balance, December 31, 2006	$ 201,000	$ 514,674	$ 443,659	($ 375,000)	$ 784,333

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2006

NONE

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (Loss)	($ 345,129)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	3,745
Deferred Income Tax Expense (Credit)	(32,800)
(Increase) Decrease in:	
Due from Clearing Broker	(180,501)
Commissions Receivable	305,071
Securities	19,298
Prepaid Expenses and Other Current Assets	(23,125)
Increase (Decrease) in:	
Accounts Payable and Accrued Expenses	179,033
Due to Clearing Broker	(17,133)
NET CASH (USED) IN OPERATING ACTIVITIES	(91,541)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of Equipment	(12,610)
Security Deposit Paid	(12,629)
NET CASH (USED) IN INVESTING ACTIVITIES	(25,239)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(116,780)
CASH AND CASH EQUIVALENTS, Beginning of Year	381,010
CASH AND CASH EQUIVALENTS, End of Year	$ 264,230

SUPPLEMENTAL CASH FLOWS INFORMATION:	
Cash Paid for Income Taxes	$ 102,559
Cash Paid for Interest	$ 9,419

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

NOTE 1: ORGANIZATION AND OPERATIONS

The Corporation was formed on December 16, 1975 under the laws of the State of New York for the purpose of operating as a broker-dealer. The Corporation is a member of the New York Stock Exchange, Inc. Effective October 9, 2006, the National Association of Securities Dealers (NASD) granted the corporation's application for membership. The Corporation owns a commodity membership on the Dublin Commodities Exchange. Its customer base extends throughout the United States, Canada and Europe, with an approximately 75% concentration in the eastern region of the United States.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
For the purpose of the statement of cash flows, cash equivalents include time deposits, and all highly liquid debt instruments with original maturities of three months or less.

Furniture and Equipment:
Furniture and Equipment is stated at cost. Depreciation is provided using the straight line method over a period of 5 years. Expenditures for major renewals and betterments that extend the useful lives of furniture and equipment are capitalized. Expenditures for maintenance and repair are charged to expense as incurred.

Recognition of Income and Expenses:
Customers' securities transactions are recorded on a settlement date basis in accordance with the general practices of the industry, with related income and expenses recorded on a trade date basis.

Advertising:
The Company expenses the cost of advertising and promotion as incurred.

Income Taxes:
The Company, with the consent of its shareholders, has elected to have its income taxed under Section 1362 of the Internal Revenue Code, which provides that, in lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is presented in these financial statements. This election became effective December 1, 1986. The Company has also elected to be treated as a New York S-Corporation which provides that stockholders are required to report their pro-rata share of S-Corporation income on their New York Income Tax returns. The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The resulting deferred tax asset or liability is adjusted to reflect changes in tax laws as they occur.

NOTE 2 (Continued)

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in several financial institutions. The checking account is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006 $243,940 was uninsured.

NOTE 4: DUE FROM CLEARING BROKERS

Commissions receivable from some brokers and dealers clear through LaBranche Financial Services, Inc., and the National Securities Clearing Corporation. A good faith deposit of $100,000 is required to be maintained at LaBranche Financial Services, Inc. Some commissions are paid directly to the Corporation by the broker or dealer clearing the transaction.

The Company entered into a clearing agreement with Albert Fried & Company, LLC effective June 6, 2006. A good faith clearance deposit of $100,000 is required to be maintained under the terms of the agreement.

NOTE 5: COMMISSIONS RECEIVABLE

Commissions receivable represent commissions due to the Company for 2006 transactions paid in 2007.

NOTE 6: SECURITIES

Securities represent 200 shares of Caremark Rx, Inc. at market value as of December 31, 2006. The shares were purchased on December 28 and 29, 2006 in the Company's error account. The shares were sold on January 3, 2007.

NOTE 7: COMMODITY EXCHANGE MEMBERSHIP

This asset represents the cost of a membership on the Dublin, Ireland Commodities Exchange. The seat is currently inactive.

NOTE 8: DEFERRED TAXES PAYABLE

	New York City
Deferred Tax (Liability)	($ 59,400)
Deferred Tax Asset	16,000
Valuation Allowance	0
Net Deferred Tax (Liability) Current	($ 43,400)

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The NASD has also required that for the first twelve months of membership, the aggregate indebtedness must not exceed 8 to 1. At December 31, 2006, the Company had net capital, as defined under SEC Rule 15c3-1, of $541,514, which was $441,514 in excess of its required net capital of $100,000 and the Company's net capital ratio was .79 to 1.

NOTE 10: CASH BALANCE AND PROFIT SHARING PENSION PLANS

Effective January 1, 2003, the Company amended its Profit Sharing Plan (originally effective January 1, 1996). The Profit Sharing Plan was restated to become a qualified "Safe Harbor" 401(K) Plan. The plan covers substantially all full time employees who have completed one year of service. Participants are permitted, in accordance with the provisions of Section 401(K) of the Internal Revenue Code, to contribute up to 50% of their earnings into the plan. The Company is required to make annual contributions equal to at least 3% of eligible compensation. The Company may also make additional discretionary contributions as determined by the Board of Directors, not to exceed the maximum allowable deduction permitted under the Internal Revenue Code at the time of the contribution. Company required contributions are immediately 100% vested. Discretionary contributions are 100% vested after six years of service. Total contributions for the year ended December 31, 2006 were $69,997, consisting of required contributions. The Company elected not to make any discretionary contributions.

Effective January 1, 2003, the Company adopted a Cash Balance Defined Benefit Plan. The plan covers substantially all full time employees who have completed one year of service, except for non-shareholder highly compensated employees. A highly compensated employee is one who has earned at least $90,000 (to be increased in the future) in the prior calendar year. To accrue a benefit, a participant must meet annual service requirements. Benefits accrue in an amount equal to 5% of the eligible participants' compensation, except for shareholders, who are credited with fixed annual amounts based on age. In addition, interest credits accrue each year in amounts equal to the average 30 year Treasury rate during the November preceding the plan year multiplied by the participants' cash account balances as of December 31 of the prior year. The projected benefit obligation of the plan exceeded plan assets as of December 31, 2006 by $153,633 which is included in accounts payable and accrued expenses. Net benefit cost included in expense for the year ended December 31, 2006 is $162,086.

NOTE 10 (Continued):

The following information is provided in accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87) "Employers' Accounting for Pensions":

Components of net benefit cost	
Service Cost	$ 166,000
Interest Cost	30,672
Actual Return on Plan Assets	(19,858)
Unrecognized Net Loss	(14,728)
Net Pension Enhancement and Curtailment/Settlement Expense	0
Net Benefit Cost	$ 162,086
Changes in benefit obligation *(Projected Benefit Obligation as defined by SFAS 87)*	
Benefit Obligation on January 1, 2006	$ 554,727
Service Cost	166,000
Interest Cost	30,672
Actuarial Loss/(Gain)	2,942
Benefits Paid	0
Other	0
Benefit Obligation at December 31, 2006	$ 754,341
Accumulated benefit obligation	
Vested	$ 738,912
Non-Vested	15,429
Total	$ 754,341
Change in plan assets	
Fair Value at January 1, 2006	$ 545,955
Actual Return on Plan Assets	19,858
Company Contributions	0
Benefits Paid	(0)
Fair Value at December 31, 2006	$ 565,813
Assets in excess of benefit obligation	
Balance at December 31, 2006 (Unfunded)	($ 188,528)
Unrecognized net loss	34,895
Accrued benefit cost	$ 153,633

NOTE 10 (Continued)

Assumptions as of December 31, 2006

Weighted Average Discount Rate = 5.5%
Weighted average Rate of Compensation Increase = 0%
Weighted Average Expected Long-Term Rate of Return on Plan Assets = 5.5%
Weighted Average 30 Year Treasury Rate = 5.5%

The measurement date is December 31, 2006.

It is the policy of the plan sponsor to fund the required contribution of the plan based upon the unit credit actuarial cost method.

Plan Assets

All assets of the cash balance plan have been invested in a group annuity fixed account.

Cash Flows

Effective December 31, 2006, benefit accruals have been frozen under the plan and the plan will be terminated effective March 15, 2007

NOTE 11: COMMITMENT

The Company has entered into a lease agreement effective February 1, 2005 for office facilities. The agreement has been entered into with Wells 60 Broad Street, LLC. The agreement expires July 31, 2007 and initially requires minimum payments of $6,010 for rent. Rent shall be increased by 2.5% each anniversary of the commencement date of the agreement. The lease has been guaranteed by the five stockholders of the Company. Total rent expense for the year ended December 31, 2006 was $82,058.

Future minimum lease payments are as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2007 (Balance)	$ 44,046

Management anticipates that a new lease will be executed in the existing office facilities.

NOTE 12: INCOME TAXES

New York City does not recognize S-Corporation status. Accordingly, a provision has been made for such taxes based upon the applicable statutory rates. New York State taxes have been provided for utilizing the statutory minimum tax.

The components of the provision for income taxes consists of the following:

	New York State	New York City	Total
Current	$ 425	$ 51,345	$ 51,770
Deferred (Credit)	-	(32,800)	(32,800)
	$ 425	$ 18,545	$ 18,970

Deferred taxes are provided for timing differences between the bases of assets and liabilities for financial statements and income tax purposes. The differences arise primarily from recognition of income and expense under the cash basis for tax purposes and different depreciation methods for financial statement and tax purposes.

The Company's provision for income taxes differs from applying the statutory income tax rate to income before income taxes. The primary differences result from deducting certain expenses for financial statement purposes but not for income tax purposes. The current provision for New York City tax includes the alternative tax whereby the tax is computed based on taxable income and compensation paid to stockholders.

WALTER J. DOWD, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

SCHEDULE 1

CREDIT FACTORS:		
Stockholders' Equity		$ 784,333
Deferred Taxes Payable Relative to Nonallowable Assets		10,966
Total Credit Factors		795,299
DEBIT FACTORS:		
Commissions Receivable/Due from Clearing Broker		90,355
Prepaid Expenses and Other Current Assets		122,941
Commodity Exchange Membership		10,000
Security Deposit		12,629
Furniture and Equipment - Net of Accumulated Depreciation		16,147
Haircuts on Securities Positions		1,713
Total Debit Factors		253,785
Net Capital		541,514
Less: Minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness or $100,000		100,000
Remainder: Capital in Excess of all Requirements		$ 441,514
CAPITAL RATIO (Maximum Allowance 1500%):		
Aggregate Indebtedness	429,700	
	------------ = 79%	
Divided by Net Capital	541,514	
AGGREGATE INDEBTEDNESS:		
Accounts Payable and Accrued Expenses		$ 386,300
Deferred Taxes Payable		43,400
		$ 429,700
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA [UNAUDITED] OF FORM X-17A-5 AS OF DECEMBER 31, 2006):		
Net Capital, as Reported in Company's Part IIA FOCUS Report		$ 696,182
(Decrease) in Allowable Credits		(230)
Net Audit Adjustments		(154,438)
Net Capital Per Above		$ 541,514

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

SCHEDULE 2

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in Paragraph (k)(2)(B) of the Rule.

INFORMATION RELATING TO POSSESSIONS OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

SCHEDULE 3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in Paragraph (k)(2)(B) of the Rule.

WALTER J. DOWD, INC.
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2006

SCHEDULE 4

OPERATING EXPENSES:	
Payroll - Officers	$ 1,555,827
Payroll - Others	1,358,296
Payroll Taxes	145,335
Seat Leases	63,561
Advertising and Promotion	5,603
Charitable Contributions	59,996
Commissions	15,831
Communications	74,391
Computer and Data Processing Services	18,500
Continuing Education and Conferences	46,500
Depreciation	3,745
Dues, Regulatory Fees and Registrations	50,527
Insurance	308,774
Interest	9,419
Meals and Entertainment	395,959
Cash Balance and Profit Sharing Plans	232,083
Office, Stationery and Postage	105,093
Professional Fees and Consulting	299,377
Rent	82,058
Trade Errors	2,059,383
Travel	71,966
	$ 6,962,224

Yodice and Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1259 Route 46 • Parsippany, New Jersey 07054
(973) 263-8228 FAX: (973) 263-2515

INDEPENDENT AUDITORS' REPORT
ON
INTERNAL ACCOUNTING CONTROL
REQUIRED BY THE
SECURITIES AND EXCHANGE COMMISSION
RULE 17a -5

Board of Directors and Stockholders
Walter J. Dowd, Inc.
60 Broad Street, Suite 3501
New York, NY 10004

In planning and performing our audit of the financial statements and supplementary schedules of Walter J. Dowd, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.



Yodice and Company, P.C.
Parsippany, New Jersey

February 20, 2007

END